FOR IMMEDIATE RELEASE

18% DEPLETION GROWTH FOR KONA DRIVES OVERALL GROWTH FOR
CRAFT BREW ALLIANCE IN THE THIRD QUARTER

Third Quarter Results Underscore Potency of “Kona Plus” Strategy in Action, Further Amplified by Enhanced Commercial Agreements with Anheuser Busch and Growth from Strategic Partnerships

Portland, OR (Nov. 2, 2016) - Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, today announced results for the third quarter ended September 30, 2016.

The Power of Kona Plus
Against a backdrop of unprecedented competition and slowing sales in the craft beer market, CBA’s brand portfolio delivered its second consecutive quarter of positive growth. Third quarter depletion growth of just under 1% was fueled by robust 18% depletions growth for Kona Brewing Co. and underscores the success of our “Kona Plus” strategy, which combines the strength of Kona as a leading national brand family supported by a stable of distinctive local craft brands, including strategic partners Appalachian Mountain Brewery and Cisco Brewers, and craft pioneers Widmer Brothers and Redhook Brewery.

An Enhanced Relationship with A-B
In the third quarter, we announced a series of substantive agreements with Anheuser Busch ("A-B") that build on the success of our existing master distribution agreement and lay the foundation for transformative growth and cost savings, as outlined in a press release dated August 23, 2016.

1.
Master Distributor Agreement: CBA and A-B extended the current fee structure of their existing Master Distributor Agreement for 10 additional years, through 2028, securing CBA’s brands in the industry’s strongest wholesaler network and enabling continued investment in our brands and strategic partnerships, such as Appalachian Mountain Brewery and Cisco Brewers.

2.
Contract Brewing Agreement: Under the new agreement, CBA and A-B will work together to transition up to 300,000 barrels of volume into A-B’s state-of-the-art breweries, providing direct support for CBA’s ongoing brewery footprint optimization and significant operational cost savings.

3.
International Distribution Agreement: A-B will support the expansion of CBA’s portfolio of brands globally through a new international distribution agreement, which creates opportunities to accelerate the growth of CBA’s craft portfolio in additional international markets.

Optimizing our Cost Base
In exploring these new opportunities and assessing the challenges of our market, we have reexamined our business strategies and are already taking steps to ensure the right level of investment against high-priority initiatives. These actions include the reallocation of existing resources and development of a new companywide plan to reduce our cost base by $5 million to $7 million while still supporting sustainable investment against our brands and improved overall business performance. More details of our cost management efforts will be provided as part of our preliminary 2016 full-year results and 2017 annual guidance.

Select third quarter financial highlights

•	Third quarter depletions for Kona increased by 18%, compared to the third quarter in 2015, driving positive overall depletion growth of just under 1% across the entire portfolio.

◦
CBA’s strategic partnerships with Appalachian Mountain Brewery and Cisco Brewers, as well as our international business, also contributed to depletion growth in the third quarter, which was offset primarily by decreases in our Widmer Brothers and Redhook Brewery brand families as we continued to focus those brands in their respective home markets.

•
Shipment volume for Kona increased 12.7% in the third quarter, while overall shipment volume decreased by 11,600 barrels, or 5.3%, to 208,400 barrels, compared to the third quarter of 2015. Distributor inventory pressures and lower-than-anticipated contract brewing volume in the third quarter directly impacted our overall shipment volume.

•
Net sales grew 0.9% in the third quarter to $55.2 million, while gross profit increased 0.7% to $17.0 million compared to the same period last year. The growth was driven primarily by an increase in net revenue per barrel, fees earned associated with our international distribution agreement with A-B, and partnership agreements with Appalachian Mountain Brewery and Cisco Brewers, as well as pub sales. The net sales increase was partially offset by a decrease in shipment volume, compared to the third quarter in 2015.

•	Third quarter gross margin rate was 30.7%, a decrease of 10 basis points, compared to the same period last year.

◦
Our Beer gross margin rate increased 20 basis points to 33.5% in the third quarter, compared to 33.3% in the third quarter last year, primarily due to mix (brand, package, geography), accrued international incentives from our new international agreement with A-B, lower A-B fees, and lower component costs, partially offset by lower net pricing, increased distribution rate, and lower brewery productivity.

◦
Our Brewpub gross margin rate decreased by 150 basis points to 14.3%, compared to 15.8% in the third quarter of 2015, and reflects a decrease in guest counts and sales, primarily at our Woodinville and Portland brewpubs, as well as expenses associated with the construction of our Seattle brewpub.

•
Selling, general and administrative expense (“SG&A”) for the quarter was $15.9 million, which represents a 2.4% increase over the third quarter of 2015 and is primarily due to employee related and severance costs, legal and professional fees associated with emerging business and the new A-B agreements, and brand marketing; partially offset by lower employee benefits costs. As a percent of net sales, SG&A increased to 28.8% compared to 28.3% in the third quarter of 2015.

•	Net income for the third quarter was $552,000, a decrease of $180,000 or 25% compared to the third quarter of 2015.

◦	Diluted earnings per share for the third quarter were $0.03, a decrease of $0.01 compared to the third quarter of 2015.

“CBA’s third quarter performance demonstrates further validation of our Kona Plus strategy and underscores our unique value proposition in a progressively competitive and unprecedented market,” said Andy Thomas, chief executive officer, CBA. “Looking ahead, we believe that Kona Plus, combined with the benefits of our expanded A-B relationship and upcoming cost optimization efforts, will position CBA for long-term shareholder value.”

Select year-to-date financial highlights

•	Depletions for Kona increased by 18% while overall portfolio depletions grew just under 1%.

•
Shipments of our owned and partner brands decreased by 15,000 barrels, or 2.5%, from the comparable period in 2015, primarily due to lower shipments of Redhook and Widmer Brothers outside of their home markets and the planned shutdown of our Portland Brewery in the first quarter of 2016. The decrease in shipments was partially offset by Kona, which increased shipments by 16.9%, as well as incremental growth of Appalachian Mountain Brewery and Cisco Brewers.

•
Net sales increased by 1.1%, primarily attributed to improved net pricing, lower A-B fees, alternating proprietorship fees, increased guest counts at our brewpubs, and the fees earned related to the international distribution agreement with A-B; partially offset by a decrease in overall shipment volumes.

•
Year-to-date gross margin rate was 29.5%, a decrease of 60 basis points compared to 30.1% for the same period last year, which primarily reflects higher direct and distribution costs per barrel, partially offset by an increase in net pricing, alternating proprietorship fees, lower A-B fees, mix, and a decrease in component costs.

◦	Our Beer gross margin rate decreased 80 basis points to 32.0%, compared to 32.8% in the same period last year.

◦	Our Brewpub gross margin rate increased by 90 basis points to 14.1%, compared to 13.2% in the same period of 2015. The increase reflects higher guest counts, primarily in our Hawaiian brewpubs.

•
SG&A year to date increased by $1.6 million, or 3.7%, compared to the same period in 2015, primarily due to emerging business and international support, brand marketing, employee related and severance costs, and legal and professional fees associated with the new and enhanced A-B agreements.

•	Diluted loss per share was $0.02, compared to diluted earnings per share of $0.05 for the same period last year.

Trailing twelve-month financial highlights

•
To address the wide variances in quarterly results and provide a more representative view into our financial performance, we are sharing trailing 12-month comparisons for the periods ended September 30, 2016 and September 30, 2015.

◦	For those periods, our Beer shipments decreased 2.7%, depletions were flat, and net sales increased 1.8%.

◦	Our Beer gross margin was flat at 32.6% and Brewpubs gross margin expanded by 110 basis points to 13.6%, for a combined gross margin expansion of 10 basis points to 29.9%.

“As many of our craft beer peers begin to acknowledge and address the changes facing our industry, CBA’s foresight and investments in our infrastructure and business development, as well as enhanced cost management efforts, will enable us to capitalize on the power of our distinctive portfolio strategy while preparing for our future,” said Joe Vanderstelt, chief financial officer, CBA.

Anticipated refined financial results for the full year 2016

Strengthened by the benefits of our enhanced A-B agreements and planned cost savings initiatives, while continuing to acknowledge the ongoing challenges in our market, CBA is refining its full-year guidance, as follows:

•
Depletions ranging between an increase of 1% and decrease of 1%, reflecting the growth potential of our Kona Plus strategy, as well as the significant competition and headwinds in the craft beer segment.

•	Full-year shipment decline between 3% and 5%, as a result of significantly lower-than-anticipated contract brewing volumes in the fourth quarter of this year.

•
Our forecast of average price increases of 1% to 2% remains unchanged, while beer-related revenue per barrel is expected to increase 4% to 6%, as a result of net pricing, new A-B international incentive payments, receipt of contract brewing penalty fees, lower A-B fees, and alternating proprietorship revenues.

•
Gross margin of 31.0% to 32.5% remains unchanged, and we expect to be at the low end of the range. Looking at the balance of the year, we expect to see incremental gross margin improvement as a result of strategic cost reduction initiatives, including the recent right-sizing of our Woodinville brewery operations to align with anticipated contract brewing volumes. Additionally, we expect to realize additional benefits through the Portland brewery bottling line modernization and beer loss centrifuge, as well as the Portsmouth canning line.

•
SG&A ranging from $59 million to $61 million, an increase from previously issued guidance, as a result of legal and professional fees related to emerging business and the A-B agreements, employee related and severance costs, and a Kona media test.

•	Capital expenditures between $17 million and $19 million, a decrease from previously issued range, primarily due to a change in timing of certain planned strategic investments.

Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future, including depletions, shipments and sales volume, price increases, and gross margin rate improvement, the level and effect of SG&A expense and business development, anticipated capital spending, and the benefits or improvements to be realized from our sales and marketing initiatives, relationship with A-B, cost controls, operational enhancements, strategic partners, and capital projects, are forward-looking statements. It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-K for the year ended December 31, 2015. Copies of these documents may be found on the Company’s website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

About Craft Brew Alliance
CBA is a leading craft brewing company that brews, brands and markets some of the world’s most respected and best-loved American craft beers. We are home to three of the earliest pioneers in craft beer: Redhook Ale Brewery, Washington’s largest craft brewery founded in 1981; Widmer Brothers Brewing, Oregon’s largest craft brewery founded in 1984; and Kona Brewing Company, Hawaii’s oldest and largest craft brewery founded in 1994. As part of Craft Brew Alliance, these craft brewing legends have expanded their reach across the U.S. and approximately 30 international markets.

In addition to growing and nurturing distinctive brands rooted in local heritage, Craft Brew Alliance is committed to developing innovative new category leaders, such as Omission Beer, which is the #1 beer in the gluten-free beer segment, and Square Mile Cider, a tribute to the early American settlers who purchased the first plots of land in the Pacific Northwest.

Publicly traded on NASDAQ under the ticker symbol BREW, Craft Brew Alliance is headquartered in Portland, OR and operates five breweries and five pub restaurants across the U.S. For more information about CBA and its brands, please visit www.craftbrew.com.

Media Contact: Jenny McLean Craft Brew Alliance, Inc. (503) 331-7248 jenny.mclean@craftbrew.com	Investor Contact: Edwin Smith Craft Brew Alliance, Inc. (503) 972-7884 ed.smith@craftbrew.com

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(Dollars and shares in thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Sales	$58,660	$58,460	$166,747	$165,717
Less excise taxes	3,457	3,771	10,044	10,788
Net sales	55,203	54,689	156,703	154,929
Cost of sales	38,229	37,830	110,514	108,218
Gross profit	16,974	16,859	46,189	46,711
As percentage of net sales	30.7%	30.8%	29.5%	30.1%
Selling, general and administrative expenses	15,876	15,497	46,348	44,713
Operating income (loss)	1,098	1,362	(159)	1,998
Interest expense	(186)	(148)	(520)	(419)
Other income, net	7	7	19	20
Income (loss) before income taxes	919	1,221	(660)	1,599
Income tax expense (benefit)	367	489	(264)	640
Net income (loss)	$552	$732	$(396)	$959

Basic and diluted net income (loss) per share	$0.03	$0.04	$(0.02)	$0.05
Weighted average shares outstanding:
Basic	19,244	19,171	19,213	19,144
Diluted	19,343	19,180	19,213	19,171
Total shipments (in barrels):
Core Brands	202,100	211,700	583,500	598,500
Contract Brewing	6,300	8,300	20,500	28,100
Total shipments	208,400	220,000	604,000	626,600
Change in depletions (1)	0%	0%	0%	0%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	September 30,
	2016	2015
Current assets:
Cash and cash equivalents	$410	$1,816
Accounts receivable, net	23,742	18,719
Inventory, net	20,906	18,276
Deferred income tax asset, net	2,077	1,802
Other current assets	2,029	3,831
Total current assets	49,164	44,444
Property, equipment and leasehold improvements, net	122,347	112,964
Goodwill	12,917	12,917
Intangible and other assets, net	19,548	16,914
Total assets	$203,976	$187,239
Current liabilities:
Accounts payable	$18,253	$17,420
Accrued salaries, wages and payroll taxes	5,858	5,775
Refundable deposits	6,804	7,934
Other accrued expenses	1,943	2,008
Current portion of long-term debt and capital lease obligations	1,312	503
Total current liabilities	34,170	33,640
Long-term debt and capital lease obligations, net of current portion	29,020	16,242
Other long-term liabilities	21,898	20,223
Total common shareholders' equity	118,888	117,134
Total liabilities and common shareholders' equity	$203,976	$187,239

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2016	2015
Cash flows from operating activities:
Net income (loss)	$(396)	$959
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	8,056	7,221
Loss on sale or disposal of Property, equipment and leasehold improvements	16	318
Deferred income taxes	174	217
Other, including stock-based compensation and excess tax benefit from employee stock plans	655	603
Changes in operating assets and liabilities:
Accounts receivable, net	(4,816)	(6,978)
Inventories	(2,902)	1,375
Other current assets	410	581
Accounts payable and other accrued expenses	736	2,893
Accrued salaries, wages and payroll taxes	389	661
Refundable deposits	545	452
Net cash provided by operating activities	2,867	8,302
Cash flows from investing activities:
Expenditures for Property, equipment and leasehold improvements	(12,206)	(9,772)
Proceeds from sale of Property, equipment and leasehold improvements	8	410
Expenditures for long-term deposits	(925)	—
Net cash used in investing activities	(13,123)	(9,362)
Cash flows from financing activities:
Principal payments on debt and capital lease obligations	(477)	(968)
Net borrowings under revolving line of credit	10,138	2,900
Proceeds from issuances of common stock	172	64
Tax payments related to stock-based awards	(78)	(151)
Excess tax benefit from employee stock plans	—	50
Net cash provided by financing activities	9,755	1,895
Increase (decrease) in Cash and cash equivalents	(501)	835
Cash and cash equivalents, beginning of period	911	981
Cash and cash equivalents, end of period	$410	$1,816

Craft Brew Alliance, Inc.
Select Financial Information on a Trailing Twelve-Month Basis
(Dollars in thousands, except per share amounts)
(Unaudited)

	Twelve Months Ended
	September 30,
	2016	2015	Change		% Change
Net sales	$205,942	$202,366	$3,576		1.8%
Gross profit	$61,674	$60,362	$1,312		2.2%
As percentage of net sales	29.9%	29.8%	10	bps
Selling, general and administrative expenses	59,567	56,889	2,678		4.7%
Operating income	$2,107	$3,473	$(1,366)		(39.3)%

Net income	$863	$1,677	$(814)		(48.5)%

Basic and diluted net income per share	$0.04	$0.09	$(0.05)		(55.6)%
Total shipments (in barrels):
Core Brands	772,600	786,600	(14,000)		(1.8)%
Contract Brewing	29,200	37,800	(8,600)		(22.8)%
Total shipments	801,800	824,400	(22,600)		(2.7)%
Change in depletions (1)	0%	1%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net income (loss)
(In thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net income (loss)	$552	$732	$(396)	$959
Interest expense	186	148	520	419
Income tax expense (benefit)	367	489	(264)	640
Depreciation expense	2,651	2,433	7,926	7,040
Amortization expense	43	61	130	181
Stock-based compensation	333	275	642	898
Loss on disposal of assets	7	12	16	318
Adjusted EBITDA	$4,139	$4,150	$8,574	$10,455

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management. The Company defines Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, equipment and leasehold improvements. The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).